

September 6, 2012

<u>Via E-mail</u>
Margaret C. Whitman
President and Chief Executive Officer
Hewlett-Packard Company
3000 Hanover Street
Palo Alto, California 94304

> **Re: Hewlett-Packard Company**
> **Form 10-K for the Fiscal Year Ended October 31, 2011**
> **Filed December 14, 2011**
> **File No. 1-4423**

Dear Ms. Whitman:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We are aware of November 2011 news reports that your equipment was installed by the Italian company, Area SpA, in Syria as part of a nationwide surveillance and tracking system designed to monitor people in that country. We are also aware of April 2012 news reports that your products have been sold by ZTE Corporation in China to Iran, and that products of several U.S. companies, including you, sold by ZTE Corporation to Iran include systems that enable Iranian authorities to conduct surveillance and tracking activities in that country. Further, we are aware of June 2012 news reports that your equipment has been acquired by MTN Irancell, possibly through China's Huawei Technologies Company. As you know, Syria and Iran are designated by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls.

Margaret C. Whitman
Hewlett-Packard Company
September 6, 2012
Page 2

Please describe to us the nature, duration, and extent of your past, current, and anticipated contacts with Syria and Iran, whether through subsidiaries, distributors, resellers, vendors, retailers, or other direct or indirect arrangements, since your letter to us dated April 21, 2009. Your response should describe any products, equipment, components, technology, software, information, support, and services that you have provided or intend to provide into Syria and Iran, directly or indirectly, and any agreements, arrangements, or other contacts you have had with the governments of Syria and Iran or entities they control. Please address specifically the aforementioned reports of the Syrian and Iranian governments' use of your products in surveillance and tracking activities.

2. We also are aware of a May 2012 news report that the Commerce Department has issued subpoenas to several U.S. companies whose products were sold by ZTE Corporation to Iran, requesting information about their dealings with ZTE Corporation and/or another Chinese corporation, Beijing 8-Star International Company, which also was a party to the Iranian contracts. Please tell us whether you have received any communications from the Commerce Department on this issue and, if so, the current status of any resultant proceedings.

3. You stated in your letter dated April 21, 2009 that you had acquired EDS, which had business contacts with Syria, Iran, and Sudan. Like Syria and Iran, Sudan is designated as a state sponsor of terrorism by the State Department and is subject to U.S. economic sanctions and export controls. Please describe to us the nature, duration, and extent of your past, current, and anticipated contacts with Sudan, if any, whether through subsidiaries, distributors, resellers, vendors, retailers, or other direct or indirect arrangements, since your April 2009 letter. Your response should describe any products, equipment, components, technology, software, information, support, and services that you have provided or intend to provide into Sudan, directly or indirectly, and any agreements, arrangements, or other contacts you have had with the government of Sudan or entities it controls.

4. You stated in your letter to us dated March 12, 2009 that two of your products to be sold into Iran were classifiable under Export Commodity Classification 5A992. Please tell us whether, to the best of your knowledge, understanding, and belief, any products, equipment, components, software, or technology you have provided or intend to provide, directly or indirectly, into Iran, Sudan, and/or Syria since your March 2009 letter are controlled items included in the Commerce Control List maintained by the Commerce Department. If so, tell us whether any such item have military uses, and describe such possible uses of which you are aware. Also, advise us whether, to the best of your knowledge, understanding, and belief, any such items have been put to military uses by Iran, Sudan, and/or Syria, and discuss any such uses of which you are aware.

5. Please discuss for us the materiality of the contacts with Iran, Sudan, and/or Syria you describe in response to the foregoing comments, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues,

assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have contacts with Iran, Sudan, or Syria. In this regard, you should discuss specifically the above-referenced news reports about the resale of your products to Syria and Iran and the use of your products by the Syrian and Iranian governments in conducting repressive monitoring and targeting activities.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Pradip Bhaumik, Special Counsel, at (202) 551-3333 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Barbara Jacobs
        Assistant Director
        Division of Corporation Finance